MEDEFILE INTERNATIONAL, INC.
301 Yamato Road, Suite 315
Boca Raton, FL 33431

July 14, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:	Mark P. Shuman, Legal Branch Chief
Jan Woo, Staff Attorney

Re:	Medefile International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 1, 2011
File No. 33-25126-D
Dear Mr. Shuman:

We are responding to comments contained in the Staff letter, dated June 8, 2011, addressed to Kevin Hauser, the President and Chief Executive Officer of Medefile International Inc. (the “Company”), with respect to the Company’s Form 10-K for the year ended December 31, 2010 filed on April 1, 2011 (the “Form 10-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Cover Page

1.	Please revise your cover page of the Form 10-K to indicate that you are not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Response:

We will update the cover page of the Form 10-K accordingly. The 10-K amendment will be filed by July 15, 2011.

Item 11. Executive Compensation, page 20

2.
It appears that Kevin Hauser did not receive any compensation for his services to the company in fiscal year 2010. We note that Mr. Hauser had an employment agreement which entitled him to receive an annual salary of $216,000. Please discuss why he did not receive any compensation and whether any portion of the compensation was accrued. If the compensation was accrued, explain why you have not reported the compensation in the summary compensation table. Otherwise, explain how you have determined that the compensation is not owed to Mr. Hauser when there appears to be a contractual obligation by the company. Further, tell us whether Rachel Hauser, the company's Director of Marketing and Public Relations, is an executive officer. We note that the company also entered into an employment agreement with Ms. Hauser for an annual salary of $216,000 and disclosed her employment agreement under Item 5.02 of the Form 8-K filed on January 16, 2009 relating to the compensatory arrangements of certain officers.

Response:

Rachel Hauser was never an executive officer of the Company.  Listing Ms. Hauser as an executive officer of the company in the Form 8-K filed on January 16, 2009 was an error on the part of the Company. Accordingly, the descriptions of Ms. Hauser’s employment agreement will be removed from the executive compensation section. Furthermore, Ms. Hauser’s employment agreement was terminated on January 15, 2010.

Kevin Hauser was not paid any of the $216,000 compensation that he was entitled to during the year 2010, due to the Company lacking sufficient funds. That amount was accrued. Item 11 of the 10-K  will be amended accordingly.

Disclosure Controls and Procedures,

3.
We note your response to prior comment 7 in your letter dated February 11, 2011. However, it is still unclear why you concluded that your disclosure controls and procedures were ineffective as of March 31, 2010, June 30, 2010, and September 30, 2010 but effective as of December 31, 2010. Please revise your filing to address the basis for your conclusions. Disclose any material weaknesses that you discovered and how they were remediated. Consider including your proposed disclosure in response to prior comment 7 in an amended Form 10-K for the year ended December 31, 2010, rather than in the quarterly report, to the extent material.

Response:

We will amend the 10-K to add the following disclosure:

In January 2009 the Board of Directors approved an amendment to the Company’s articles of incorporation to increase the Company’s number of authorized shares of common stock from 300,000,000 to 5,000,000,000. Notwithstanding this approval, the amendment to the Company’s articles of incorporation filed with the Secretary of State of Nevada increased the Company’s authorized shares of common stock to 1,500,000,000. Further, although the amendment filed with the Secretary of State of Nevada increased the number of authorized shares of common stock to 1,500,000,000, the Company’s 10-Q’s for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 disclosed that the Company had 5,000,000,000 authorized shares of common stock. The Company discovered these discrepancies during the first quarter of 2010, and determined that these discrepancies were the result of inadequate disclosure controls and procedures; in particular, the Company determined that it had inadequate levels of review of its SEC filings and related documentation, such as board approvals, contracts, and Nevada Secretary of State filings. Accordingly, the Company determined that its disclosure controls and procedures were ineffective as of March 31, 2010, June 30, 2010 and September 30, 2010, as disclosed in the Company’s 10-Q filings for these periods. During the fourth quarter of 2010, the Company instituted new controls and procedures by instituting additional levels of review of its SEC filings and related documentation, such as board approvals, contracts, and Nevada Secretary of State filings. As a result, the Company determined that its disclosure controls and procedures were effective as of December 31, 2010.

Exhibits

4.
In your letter dated February 11, 2011, you indicated that you would list each exhibit required in the Form 10-K. We note that you still have not included the amendment to the Articles of Incorporation filed in the Form 8-K on January 23, 2009 nor the employment agreements with your named executive officers. Please revise to include these exhibits as well as the amendments to the promissory notes that you indicated you would file in your letter dated May 25, 2011.

Response:

We will amend  the Form 10-K to include the requested exhibits.

Certifications

5.
In your letter dated February 11, 2011, you indicated that you would file certifications by your chief executive and chief financial officers exactly as they appear in Item 601(b)(31) of Regulation S-K. We note that the certifications filed in the Form 10-K for the year ended December 31, 2010 still include variations. Please amend the certifications to state in paragraph 5(a) that you have disclosed all significant deficiencies and material weaknesses which are "reasonably likely to," rather than "could," adversely affect your ability to record, process, summarize and report financial information. Also, do not include the certifying individual's title at the beginning of the certifications as you do in the Form 10-Q for the period ended March 31, 2011.

Response:

We will amend the certifications accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Kevin Hauser
Kevin Hauser
President & Chief Executive Officer

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